Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 15 DATED SEPTEMBER 25, 2012
TO THE PROSPECTUS DATED APRIL 16, 2012
This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 16, 2012, as supplemented by supplement no. 1 dated April 16, 2012, supplement no. 2 dated April 16, 2012, supplement no. 3 dated April 26, 2012, supplement no. 4 dated May 14, 2012, supplement no. 5 dated May 24, 2012, supplement no. 6 dated May 30, 2012, supplement no. 7 dated July 6, 2012, supplement no. 8 dated July 24, 2012, supplement no. 9 dated July 25, 2012, supplement no. 10 dated July 31, 2012, supplement no. 11 dated August 13, 2012, supplement no. 12 dated September 17, 2012, supplement no. 13 dated September 19, 2012, and supplement no. 14 dated September 19, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition of three office buildings containing a total of 393,502 rentable square feet in Atlanta, Georgia.
Acquisition of Powers Ferry Landing East
On September 24, 2012, we, through an indirect wholly owned subsidiary, acquired three office buildings containing a total of 393,502 rentable square feet located on approximately 23 acres of land in Atlanta, Georgia (“Powers Ferry Landing East”). The seller is not affiliated with us or our advisor.
The purchase price of Powers Ferry Landing East was approximately $17.0 million plus closing costs.  We funded the purchase of Powers Ferry Landing East with proceeds from this offering, but we may later place mortgage debt on this property.
The three office buildings of Powers Ferry Landing East were built in 1980, 1982 and 1985, respectively, and as of September 1, 2012 were 32% leased to 20 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income, net of rental abatements, for the tenants of Powers Ferry Landing East is approximately $2.4 million. The current weighted-average remaining lease term for the tenants is approximately 1.6 years.  The current weighted-average annual rental rate over the remaining lease term is $19.85 per square foot.
We believe that Powers Ferry Landing East is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements to Powers Ferry Landing East. For federal income tax purposes, the cost of Powers Ferry Landing East, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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